Charles L. Strauss Partner
Fulbright Tower — 1301 McKinney, Suite 5100 — Houston, Texas 77010-3095 cstrauss@fulbright.com — Direct: 713 651 5535 — Main: 713 651 5151 — Facsimile: 713 651 5246

January 11, 2011

Via EDGAR

Ms. Caroline Kim

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rex Energy Corporation
Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009 (the “Form 10-K”), filed March 3, 2010
Definitive Proxy Statement on Form 14A, filed April 30, 2010 (the “Proxy Statement”) File No. 001-33610

Dear Ms. Kim:

On behalf of Rex Energy Corporation (the “Company”), we are writing to respond to your letter dated December 29, 2010 (the “Comment Letter”) containing the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings. For the convenience of the Staff, we have set forth below, in boldface type, the number and text of each comment in the Comment Letter followed by the Company’s responses thereto.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2009

Business, page 5

Production, Revenues and Price History, page 10

1.	We note your presentation of average sales price per unit of oil and gas production by geographical area. Please expand your tabular presentation to add your average production cost, not including ad valorem and severance taxes, per unit of production by geographical area, to comply with Item 1204(b)(2) of Regulation S-K.

Response: In response to the Staff’s comment, the Company intends to revise its tabular presentation in future filings to include the Company’s average production cost, not including ad valorem and severance taxes, per unit of production per geographic area in accordance with Item 1204(b)(2). The Company’s proposed revised tabular presentation

AUSTIN—BEIJING—DALLAS—DENVER—DUBAI—HONG KONG—HOUSTON—LONDON—LOS ANGELES

MINNEAPOLIS—MUNICH—NEW YORK—RIYADH—SAN ANTONIO—ST. LOUIS—WASHINGTON DC

www.fulbright.com

Caroline Kim

Securities and Exchange Commission

January 11, 2011

is set forth below (see the last row under each geographic heading in the table below), and such tabular presentation will be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 (which is expected to be filed by the Company in late February or early March 2011) (the “2010 Form 10-K”).

	Production, Revenue and Costs by Region For the Years Ended December 31,
	2009	2008	2007
Appalachian Region:
Revenue	$6,671	$9,783	$5,725
Oil Production (Bbls)	358	—	—
Natural Gas Production (Mcf)	1,510,500	1,036,891	786,095
NGL Production (Bbls)	7,750	—	—
Total Production (Mcfe)(1)	1,559,148	1,036,891	786,095
Oil Average Sales Price	$50.28	$—	$—
Natural Gas Average Sales Price	$4.28	$9.43	$7.28
NGL Average Sales Price	$24.90	$—	$—
LOE per Mcfe(2)	$1.33	$1.42	$1.47
Illinois Region:
Revenue	$41,863	$74,230	$52,408
Oil Production (Bbls)	719,652	776,185	769,911
Natural Gas Production (Mcf)	—	—	—
NGL Production (Bbls)	—	—	—
Total Production (Bbls)	719,652	776,185	769,911
Oil Average Sales Price	$58.17	$95.63	$68.07
Natural Gas Average Sales Price	$—	$—	$—
NGL Average Sales Price	$—	$—	$—
LOE per BOE(2)	$27.02	$31.52	$27.12
Total Company:
Revenue	$48,534	$84,013	$58,133
Oil Production (Bbls)	720,010	776,185	769,911
Natural Gas Production (Mcf)	1,510,500	1,036,891	786,095
NGL Production (Bbls)	7,750	—	—
			5,405,5
Total Production (Mcfe)(1)	5,877,060	5,694,001	61
Oil Average Sales Price	$58.17	$95.63	$68.07
Natural Gas Average Sales Price	$4.28	$9.43	$7.28
NGL Average Sales Price	$24.90	$—	$—
LOE per Mcfe(1)(2)	$3.66	$4.56	$4.08

(1)	Oil and NGLs are converted at the rate of one BOE to six Mcfe.
(2)	Excludes ad valorem and severance taxes.

Caroline Kim

Securities and Exchange Commission

January 11, 2011

Marketing and Customers, page 11

2.	We note your disclosure indicating a letter agreement between you and CountryMark Cooperative, LLP regarding crude oil purchases, which was replaced by the Master Crude Purchase Agreement effective January 1, 2010. Tell us whether you had any delivery commitments at December 31, 2009 with CountryMark or with any other party that would require disclosures pursuant to Item 1207 of Regulation S-K.

Response: The Company did not have any delivery commitments at December 31, 2009 with CountryMark or with any other party that would require disclosure pursuant to Item 1207 of Regulation S-K. The Company will make all required disclosures pursuant to Item 1207 of Regulation S-K in its future filings.

Properties, page 32

3.	Please revise to specify the reliable technologies used to estimate your proved reserves in response to Item 1202(a)(6) of Regulation S-K.

Response: In response to the Staff’s comment, the Company intends to revise its disclosure in future filings to specify the reliable technologies used to estimate the Company’s proved reserves. The Company’s proposed revised language is set forth below and will be included in the 2010 Form 10-K:

“The technologies used in the estimation of proved reserves are commonly employed in the oil and gas industry and include seismic and micro-seismic operations, reservoir simulation modeling, analyzing well performance data and geological and geophysical mapping”

4.	We note your statement that “an internal staff of petroleum engineers and geosciences professionals” oversees the preparation of the reserves estimates and audit. Disclose the qualifications of your internal staff in response to Item 1204(a)(7) of Regulation S-K.

Response: In response to the Staff’s comment, the Company intends to revise its disclosure in future filings to disclose the qualifications of its internal staff. The Company’s proposed revised language is set forth below and will be included in the 2010 Form 10-K:

“All of our reserve estimates are reviewed and approved by our Manager, Reservoir Engineering and our Chief Operating Officer. Our Manager, Reservoir Engineering holds a Bachelor of Science degree in Petroleum Engineering from the University of Texas at Austin with more than six years of experience in preparing reserve reports under the guidelines of the SEC with Cano Petroleum. Our Chief Operating Officer holds a Bachelor of Science degree in Petroleum Engineering from the University of Wyoming and an M.B.A from Pepperdine University, with nearly 25 years of experience working for companies such as Cano Petroleum, Pioneer Natural Resources, and Union Pacific Resources.”

Caroline Kim

Securities and Exchange Commission

January 11, 2011

Financial Statements

Note 3 – Business and Oil and Gas Property Acquisitions, page 84

5.	We note your disclosure indicating that in the second quarter of 2009, you entered into a Participation and Exploration Agreement with Williams Production Company, LLC and Williams Production Appalachia, LLC (collectively, Williams), pursuant to which Williams will need to invest $41 million for its 50% share of the wells and $33 million on your behalf in well drilling and completion costs before it can acquire a 50% interest in your Project Area. Tell us how you plan to account for this $33 million amount.

Response: The Participation and Exploration Agreement with Williams represents a pooling of assets in a joint undertaking by the assignor (the Company) and assignee (Williams). The Company did not account for the $33 million invested on its behalf in accordance with authoritative guidance contained in FASB ASC 932-360-40-4 through 40-9 and the implementation guidance contained in FASB ASC 932-360-55.

Note 18 – Oil and Natural Gas Reserve Quantities (Unaudited), pages 112-113

6.	We note from your summary of changes in estimated reserves of your oil and natural gas wells that you had significant revisions of previous reserve estimates. Please expand your disclosure to explain the reasons for your significant revisions for all periods presented to comply with FASB ASC paragraph 932-235-50-5.

Response: In response to the Staff’s comment, the Company intends to revise its disclosure in future filings to comply with FASB ASC paragraph 932-235-50-5. The Company’s proposed revised language is set forth below and will be included in the 2010 Form 10-K:

“Revisions to our previous estimates of proved reserves can be attributed primarily to the change in commodity prices used in the estimation of our proved reserves. In 2007, we increased our previous estimates by approximately 12.3 Bcfe primarily due to an increase in the crude oil pricing from $57.75 barrel in 2006 to $92.50 per barrel in 2007 and an increase in natural gas pricing from $5.635 per mcf in 2006 to $6.795 per mcf in 2007. In 2008, we decreased our previous estimates by approximately 31.5 Bcfe primarily due to a decrease in crude oil pricing from $92.50 per barrel in 2007 to $41.00 per barrel in 2008 and a decrease in natural gas pricing from $6.795 per mcf in 2007 to $5.71 per mcf in 2008. In 2009, we increased our previous estimates by approximately 41.0 Bcfe primarily due to an increase in crude oil pricing from $41.00 per barrel in 2008 to $57.65 per barrel in 2009, which was partially offset by a decrease in the pricing for natural gas from $5.71 per mcf in 2008 to $3.866 per mcf in 2009. Additionally in 2009, our revisions of previous estimates increased in relation to positive performance in the Appalachian Basin as a result of developmental drilling and improved operating costs.”

Caroline Kim

Securities and Exchange Commission

January 11, 2011

Definitive Proxy Statement filed April 30, 2010

General

7.	Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

Response: The Company notes the Staff’s comment and advises the Staff that the Company will comply with the Staff’s comments in its future filings.

8.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure in response to this item is unnecessary and describe the process you undertook to reach that conclusion.

Response: The Company advises the Staff that, in determining whether any disclosure was necessary under Item 402(s), the Compensation Committee, together with members of Company management, reviewed and considered whether the Company’s compensation policies and practices create risks that are reasonably likely to have a material adverse effect on the Company. As part of its review, the Company considered the performance measures used and described under the section entitled “2009 Compensation Program – Annual Incentive Compensation” beginning on page 21 of the Proxy Statement, as well as the different elements of the Company’s compensation program and the vesting schedules for equity awards, under the Company’s compensation program for both the Company’s executive officers and for other employees generally. As described in the Proxy Statement, 50% of the executive’s annual incentive compensation was determined based on company-wide and regional financial and operational performance targets and the other 50% was determined based on the individual performance of the executive. The Company-wide and regional financial and operational performance targets, established by the Compensation Committee, are designed to be the best indicator of the executive’s impact on the Company’s operational success. In determining performance against these targets, the Compensation Committee uses an overall performance rating based on the weighted average of the actual results, subject to any adjustments approved by the Compensation Committee to account for matters such as the sale or purchase of assets, pipeline curtailments and similar transactions. The Company believes this discretion retained by the Compensation Committee serves to reduce risk-taking that may otherwise exist if employees were attempting to achieve targets in ways that would otherwise not be in the long-term interests of the Company. The individual performance component of the incentive compensation is purely subjective – no quantifiable goals or objectives are set. In addition, the Compensation Committee has previously set a requirement that the Company must attain certain discretionary cash flow levels before any annual incentive compensation may be paid. The shares of restricted stock most recently granted to the Company’s named executive officers are subject to a three-year vesting requirement and

Caroline Kim

Securities and Exchange Commission

January 11, 2011

must be forfeited if the executive leaves the Company during such three-year period. Most non-executive employees only receive a base salary or hourly wage and are not eligible to receive any incentive-based compensation.

As noted in the Proxy Statement, Company management is responsible for the day-to-day management of risks the Company faces, while the Board, as a whole and through its committees, has responsibility for the oversight of risk management. In addition, the Compensation Committee is tasked with reviewing the Company’s corporate goals and objectives relevant to executive compensation and the structure of the Company’s executive compensation to ensure that such structure is appropriate to achieve the Company’s objectives of rewarding the Company’s executive officers appropriately for their contributions to the Company’s growth and profitability and the Company’s other goals and objectives and linking the interest of the Company’s executive officers to the long-term interests of the Company’s equity owners through a mix of long-and short-term incentives and features that include downside risk as well as upside potential.

Based upon the overall review performed, the Compensation Committee and Company management concluded that the Company’s compensation policies and practices do not encourage risk-taking that is reasonably likely to have a material adverse effect on the Company. The Company will continue to review its compensation policies and practices to determine whether they incentive excessive risk. Where applicable in future filings, the Company will provide appropriate disclosures pursuant to Item 402(s) if the Company determines that the risks arising from its compensation policies and practices are reasonably likely to have a material adverse effect on the Company.

Compensation Discussion and Analysis, page 17

2009 Compensation Program, page 21

Long Term Incentive Compensation, page 24

9.	We note your statements with respect to the Compensation Committee’s decision to grant restricted stock to the executive officers for 2009. Please revise to explain the basis for this determination, as we note that the committee granted stock appreciation rights instead of restricted stock for 2008. Refer to Item 402(b)(1)(iv) of Regulation S-K.

Response: The Company notes the Staff’s comment and advises the Staff that, in determining to grant restricted stock to the Company’s executive officers in 2009, the Compensation Committee considered a variety of factors. The Compensation Committee evaluated all elements of the Company’s compensation policies and practices, as well as the economic environment in which the Company was operating in February 2009 at the time of grant of the awards. In February 2009, the uncertain economic environment in which the Company was operating was very different than that facing the Company in February 2008. At the time the Compensation Committee granted stock appreciation rights (“SARs”) in February 2008, among the factors that the Compensation Committee

Caroline Kim

Securities and Exchange Commission

January 11, 2011

considered were that the SARs would be paid in cash and, therefore, would be less dilutive to the Company’s stockholders and that several of the Company’s executives held significant amounts of common stock. In February 2009, the Compensation Committee believed that the benefits of granting awards that would be settled in stock, rather than cash, was more beneficial (i.e., preserved Company cash) to the Company given the uncertain economic environment. In addition, several of the Company’s executives sold shares in a registered offering that closed in May 2008. Therefore, these executives owned less Company stock in February 2009 than they owned in February 2008. In addition, and as described in the “Compensation Objective and Philosophies” section of the Compensation Discussion and Analysis on page 18 of the Proxy Statement, one of the objectives of the Company’s executive compensation program is to align the interests of our executives and stockholders by motivating executives to increase stockholder value and rewarding executives when stockholder value increases.

For a variety of factors, the Compensation Committee determined in February 2009 that the grant of restricted stock awards instead of stock appreciation rights would more effectively align the interests of our executive officers with the interests of our stockholders. However, in making determinations of future equity awards, the Compensation Committee may consider or weigh these factors differently and, thus, award a different form of award.

In future filings, the Company will describe its basis for determining each element of compensation in accordance with Item 402(b)(1)(iv) of Regulation S-K.

In addition, pursuant to your request, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

******

Please direct any additional comments or questions regarding the Company’s responses to the Staff’s comments to Charles L. Strauss of this Firm at (713) 651-5535 or by facsimile at (713) 651-5246.

Sincerely,

/s/ Fulbright & Jaworski L.L.P.

Fulbright & Jaworski L.L.P.

Caroline Kim

Securities and Exchange Commission

January 11, 2011

cc:	H. Roger Schwall, Securities and Exchange Commission
Paul Monsour, Securities and Exchange Commission
Lily Dang, Securities and Exchange Commission
Daniel J. Churay, Rex Energy Corporation
Thomas C. Stabley, Rex Energy Corporation